Exhibit (a)(45)

        MILDRED B. HOREJSI TRUST WITHDRAWS TENDER OFFER FOR ALL SHARES OF
               PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST

BOULDER, CO., March 26, 2007 - The Mildred B. Horejsi Trust (the "Mildred Trust") announced today that it has withdrawn its tender offer for outstanding shares of common stock of the Putnam California Investment Grade Municipal Trust ("PCA") [AMEX: PCA] effective immediately. The Mildred Trust also intends to sell any shares it acquired prior to commencing its tender offer for PCA.

The Honorable Allan van Gestel, Justice of the Superior Court for Suffolk County, Massachusetts (the "Court"), announced this morning that the Mildred Trust's application for a preliminary injunction against the trustees of PCA was denied. The trustees of PCA had previously announced that they will liquidate PCA, without seeking shareholder approval of the liquidation, and that they plan on closing PCA's transfer books and suspending trading of PCA's shares at the close of business on Monday, March 26, 2007. Although the Mildred Trust believes these actions, on such short notice and without PCA shareholder approval, are expressly for the purpose of preventing the Mildred Trust from closing its current tender offer at $15 per share and purchasing any PCA shares for an amount greater than that proposed by the trustees for PCA, the Mildred Trust respects the decision of the Court and hereby withdraws it tender offer effective immediately.

The Mildred Trust also announced that it plans to liquidate any shares it holds in PCA acquired prior to commencing its tender offer.

This news release is not an offer to purchase, nor is it a solicitation of an offer to sell, any securities.


About the Trust

The Mildred B. Horejsi Trust is an irrevocable grantor trust domiciled in Alaska and administered and governed in accordance with Alaska law. The trust is an estate planning trust established in 1965 by Mrs. Mildred Horejsi, the mother of Stewart R. Horejsi, primarily for the benefit of her issue. The Mildred Trust is authorized to hold property of any kind and owns primarily marketable securities.


Forward Looking Statements

Any statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties; actual results may differ from the forward-looking statements. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward-looking. The Mildred Trust undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


Contact:

Mildred B. Horejsi Trust
Stephen C. Miller or
Joel Terwilliger
(303) 442-2156